Exhibit 10.9

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com

June 27, 2019

Mr. Willem Scheele

Dear Willem,

On behalf of IMARA Inc., a Delaware corporation (the “Company”), I am very pleased to offer you this revised “letter agreement” with the Company. This letter agreement shall supersede, amend and restate in all respects the letter agreement between you and the Company dated March 1, 2019 (the “Former Letter Agreement”), provided, and for the avoidance of doubt, that nothing herein supersedes the Employee Confidentiality, Assignment and Noncompetition Agreement signed by you on March 5, 2019 (the “Restrictive Covenants Agreement”), which remains in effect, unaltered, in all respects.

The terms of your employment with the Company are as set forth below:

1.    Position. You will be employed to serve as Chief Medical Officer of the Company. As Chief Medical Officer, you will have the duties, authorities and responsibilities that are customarily associated with such position, and such other duties, authorities and responsibilities the Chief Executive Officer and the Company’s Board of Directors (the “Board”) designate from time to time that are not inconsistent with such position. You will perform such duties to the Company primarily at the Company’s headquarters in Cambridge, Massachusetts. You will report directly to the Chief Executive Officer. While an employee of the Company, you will devote substantially all of your professional time and efforts to the business of the Company. Any outside professional or other business activity you engage in must be approved in advance by the Board and must not conflict with your duties to the Company.

2.    Compensation.

a.    Base Salary. Your base salary is paid at the rate of $14,791.66 semi-monthly (i.e. a gross aggregate amount of $355,000 per annum assuming continuing service over a 12-month period), subject to tax and other withholdings as required by law. Your salary shall be reviewed annually by the Board.

b.    Discretionary Bonus Program. You are eligible for an annual discretionary bonus of up to thirty five percent (35%) of your annualized base salary to allow you to participate in the success of the Company based upon a combination of Company achievements and your performance, both as determined in the sole discretion of the Board. Any annual bonus shall be paid no later than March 15th of the year immediately following the year to which the applicable annual bonus relates, and you must be an active employee of the Company on the date any bonus

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Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com is paid to be eligible for and to earn a bonus award. No bonus shall be considered to be earned until it is paid, as it also serves as an incentive to remain employed by the Company. Any bonus would be pro-rated for the 2019 calendar year based on your Start Date of March 15, 2019.

c.    Option. The Company has granted you (i) an option to purchase 1,115,470 shares of the Company’s Class A Common Stock at a price per share equal to the fair market value per share of the common stock on the date of grant, as determined by the Board (the “Initial Option Grant”), and (ii) an option to purchase an additional 189,244 shares of the Company’s Class A Common Stock at a price per share equal to the fair market value per share of the common stock on the date of grant, as determined by the Board (the “Milestone Option Grant” and, together with the Initial Option Grant, the “Option”).

The Option shall be subject to all terms and other provisions set forth in the Company’s 2016 Stock Incentive Plan (as amended from time to time, the “Plan”) and in a separate option agreement (“Option Agreement”), which will provide for (i) vesting of shares subject to the Option as follows so long as you have been continuously providing services to the Company as an employee, consultant or advisor through each vesting date: (A) 25% of such shares will vest on the first anniversary of the applicable Vesting Commencement Date (as defined below) and (B) the remainder of such shares will vest in equal quarterly installments after the first anniversary of the applicable Vesting Commencement Date over the three year period thereafter; and (ii) the acceleration of vesting on all unvested shares subject to the Initial Option Grant and (if the Milestone Closing has occurred) the Milestone Option Grant if a Qualifying Termination (as defined in Section 5(b)) occurs within 12 months after a Change of Control (as defined below) (such 12-month period, the “Change of Control Period”), so long as you have been continuously providing services as an employee (even if on leave of absence), consultant or advisor to the Company from the Start Date up to and including such Change of Control through the date of such qualifying termination without Cause or such qualifying resignation for Good Reason, and provided that you timely sign and do not revoke a Release (as defined below). To avoid doubt, if the Milestone Closing has not occurred, the vesting of the shares subject to the Milestone Option Grant shall not be subject to acceleration as described in the preceding sentence.

The “Vesting Commencement Date(s)” for the Option shall be as follows: (A) for the Initial Option Grant, the Vesting Commencement Date shall be March 15, 2019, and (B) for the Milestone Option Grant, the Vesting Commencement Date shall be the date of the Milestone Closing (as defined in the Series B Preferred Stock Purchase Agreement dated as of March 15, 2019 (the “Purchase Agreement”)). In the event that the Milestone Closing does not occur prior to September 15, 2020 (eighteen (18) months following the Initial Closing (as defined in the Purchase Agreement), then the Milestone Option Grant shall be forfeited in its entirety.

d.    Withholdings. The Company shall withhold from any compensation or benefits payable under this letter agreement or the Restrictive Covenants Agreement (as applicable) any

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com federal, state and local income, employment or other similar taxes and withholdings as may be required to be withheld pursuant to any applicable law or regulation.

3.    Benefits.

a.    Vacation & Holidays. You will be eligible for four (4) weeks of paid vacation each year, to be accrued and used consistent with the Company’s vacation policy. You will also be eligible for Company-paid holidays in accordance with Company policy. In addition, you will be given professional time to continue your Honorary Consulship (HC) work as previously described. This will not count toward your vacation utilization.

b.    Other. You may participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided that you are eligible under (and subject to all provisions of) the plan documents that govern those programs. Benefits are subject to change at any time in the Company’s sole discretion. Currently, the Company pays for 80% of employee group health insurance premiums. In addition, the Company currently anticipates establishing an employee 401 (k) plan. The Company will also reimburse 100% of the parking/commuting cost of one of the following; Monthly Parking at a designated parking garage lot, Charlie Card T-Pass, or Commuter Rail.

c.    Expenses. The Company shall reimburse you for all ordinary and reasonable out-of-pocket business expenses incurred by you in furtherance of the Company’s business in accordance with the Company’s policies with respect thereto as in effect from time to time. In order to be eligible for any expense reimbursement hereunder, you must (i) submit reasonable documentation evidencing the nature and amount of any such business expenses incurred by you and (ii) submit any request for reimbursement no later than ninety (90) days following the date that such business expense is incurred.

4.    At-Will Employment. Your employment with the Company is and shall at all times during your employment hereunder be “at-will” employment. The Company or you may terminate your employment at any time for any reason, with or without Cause or Good Reason, and with or without notice. You agree that although your title, duties, compensation or benefits may change from time to time, such changes will not change the “at-will” nature of your employment during your tenure as an employee of the Company, and may only be changed by an express written agreement that is signed by you and an officer duly authorized by the Board (other than you).

5.    Termination of Employment.

a.    If you resign your employment with the Company without Good Reason or the Company terminates your employment for Cause you will receive no additional compensation other than: (i) any unpaid base salary for services rendered through the last day of your

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com employment (the “Termination Date”); (ii) reimbursement of any un-reimbursed business expenses incurred as of the Termination Date in accordance with the Company’s reimbursement policy; (iii) payment for any accrued but unused vacation time (if applicable) earned through the Termination Date; and (iv) all other earned payments, vested benefits or vested or earned fringe benefits to which you shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this letter agreement (collectively, clauses (i) through (iv) shall be referred herein as the “Accrued Benefits”). The Accrued Benefits will be paid to you consistent with applicable law.

b.    If the Company terminates your employment for any reason other than Cause (except for termination due to your death or Disability) or you resign for Good Reason (in either case, a “Qualifying Termination”), you will receive the Accrued Benefits, and, based upon satisfaction of the criteria in Section 5(d) below, including without limitation your execution and delivery of the separation and release agreement described therein and the lapse of any applicable revocation period without the release being revoked, you shall be eligible to receive the following severance benefits: (i) severance pay in the form of continuation of your base salary in effect as of the Termination Date for a period of nine (9) months, less standard deductions, payable in accordance with the Company’s then regular pay policies commencing on or before the sixtieth (60th) day following the Termination Date (“Severance Pay”), provided, that the first such payment shall include any amounts that would have been paid to you hereunder had the release become effective upon the Termination Date; and (ii) following the Termination Date, if you are eligible for and elect to continue your health insurance coverage pursuant to your rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any state equivalent (“COBRA”), then the Company shall reimburse you for your premiums under COBRA on a monthly basis until the earlier of (x) nine (9) months following the Termination Date, or (y) the date upon which you commence full-time employment (or employment that provides you with eligibility for healthcare benefits substantially comparable to those provided by the Company) with an entity other than the Company. Notwithstanding any of the foregoing, if the 60-day period following the Termination Date would end in a calendar year subsequent to the year in which the Termination Date occurs, (i) the payments under this Section 5(b) will not be paid or commence before the first payroll of the subsequent calendar year; and (ii) any Severance Pay received in any calendar year shall be reduced by the amount of Garden Leave Pay you receive in the same such calendar year under, and as defined in, the Restrictive Covenants Agreement, provided that in no event shall the Severance Pay be reduced below $1000. In addition, if you experience a Qualifying Termination during the Change of Control Period, and subject to Section 5(d), the Company shall pay you seventy-five percent (75%) of your annual bonus target amount for the year in which the Termination Date occurred in a lump sum on the date the first installment of Severance Pay is paid.

c.    If your employment terminates because of your death or Disability, then you will receive the Accrued Benefits. For purposes of this letter agreement, “Disability” shall be

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com defined as your inability to have performed your material duties hereunder due to a physical or mental injury, infirmity or incapacity for a consecutive one hundred eighty (180) days (including weekends and holidays) in any 365-day period. Notwithstanding the foregoing, in the event that as a result of earlier absence because of mental or physical incapacity you incur a “separation from service” within the meaning of such term under Section 409A of the Internal Revenue Code and the rules and regulations promulgated thereunder (“Code Section 409A”) you shall on such date automatically be terminated from employment as a Disability termination.

d.    Eligibility for receipt of the severance benefits and other pay and benefits in Section 5(b) shall be conditioned on your (i) returning to the Company all of its property and confidential information that is in your possession or control, and (ii) prior to the date provided in the Release, but in no event later than the 60-day period following the Termination Date, signing and not revoking a separation and release of claims agreement in a form provided by the Company (the “Release”) that contains, among other provisions, a 12-month post-employment noncompetition restriction and a seven (7) business day revocation period, provided, that such Release shall (A) not expand the scope of prohibited competitive activity greater than as described in the Restrictive Covenants Agreement, (B) not terminate any of your rights to indemnification and defense which you will have given your role at the Company, (C) not impact any rights that you may have as a stockholder in the Company, (D) not release your rights to the Accrued Benefits, and (E) contain, among other things, a general release of claims against the Company, its affiliates and each of its and their officers, directors, employees, agents and attorneys, and the following provisions:

(I) You agree that for the three (3)-year period following the Termination Date you, directly or indirectly, orally, in writing or through any medium (including, but not limited to, the press or other media, computer networks or bulletin boards, or any other form of communication) will not make any false statement, disparage or defame the goodwill or reputation of the Company, its affiliates or their respective directors, managers, officers, stockholders, members, agents and/or employees. Nothing herein shall prohibit you (i) from disclosing that you are no longer employed by the Company, (ii) from responding truthfully to subpoena, court order or other compulsory legal process, (iii) from rebutting in good faith statements made by the other party that are untrue or misleading, or (iv) providing truthful information to a government entity; and

(II) You acknowledge and reaffirm your continuing obligations as set forth in the Restrictive Covenants Agreement.

e.    For all purposes of this letter agreement, the term “Cause” shall mean: (i) a good faith finding by the Company that you have engaged in willful misconduct or gross negligence as to a material matter in connection with your duties; (ii) any act constituting fraud with respect to the Company; (iii) the indictment for, conviction of, or a plea of guilty or nolo contendere to, a felony under applicable law; (iv) a good faith finding by the Company that you have engaged in

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com material violation of a material term of this letter agreement, the Restrictive Covenants Agreement or any written Company policy made available to you; (v) your failure to attempt in good faith to (A) perform your duties in all material respects or (B) follow a clear, lawful and reasonable directive of the Board; or (vi) a material breach of a fiduciary duty owed to the Company that has caused, or could reasonably be expected to cause, a material injury to the Company; provided, that in no event shall your employment be terminated for Cause unless (A) an event or circumstance set forth in clauses (i) through (vi) has occurred and the Company provides you with written notice after Company has knowledge of the occurrence of existence of such event or circumstance, which notice reasonably identifies the event or circumstance that the Company believes constitutes Cause and (B) with respect to the events and circumstances set forth in clauses (iv) and (v) only, you fail to substantially cure the event or circumstance so identified within 30 days of the receipt of such notice, if the Board considers the situation to be reasonably correctable.

f.    For all purposes of this letter agreement, the term “Good Reason” shall mean, each without your consent: (i) a material diminution in authority, duties or responsibilities of the person you are required to report to or a material diminution in your authority, duties or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (ii) a material reduction by the Company in your annual base salary; (iii) relocation of your primary office at the Company’s headquarters in the Cambridge, Massachusetts metropolitan area to another location by more than twenty (20) miles; or (iv) a material breach by the Company of a material term of this letter agreement. You shall provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within ninety (90) days after the first occurrence of such circumstances, and the Company shall have thirty (30) days following receipt of such notice to cure such circumstances in all material respects, provided, that, no termination for Good Reason shall occur unless you end your employment within 180 days after the first occurrence of any Good Reason event.

g.    For all purposes of this letter agreement, the term “Change of Control” shall mean: (i) any merger, reorganization, consolidation, recapitalization or other transaction or series of related transactions, including a transfer of shares of capital stock, whether or not the Company is the surviving or continuing corporation in such transaction, and whether or not the Company is a party thereto, that results in the holders of shares of capital stock immediately prior to such transaction or transactions holding, immediately after such transaction or transactions (whether by virtue of securities issued as consideration for the transaction or otherwise), less than 50% of the voting power and economic interest of the surviving, continuing or purchasing entity; or (ii) any sale, lease, exclusive license or other disposition of all or substantially all of the assets (tangible or intangible) of the Company and any subsidiaries taken as a whole.

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com

6.    Section 409A.

a.    The intent of the parties is that payments and benefits under this letter agreement and the Restrictive Covenants Agreement (as applicable) comply with, or be exempt from, Code Section 409A and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be in compliance therewith or exempt therefrom. If you notify the Company (with specificity as to the reason therefor) that you believe that any provision of this letter agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company independently makes such determination, the Company shall, after consulting with you, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.

b.    A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding any provision to the contrary in this letter agreement, no payments or benefits that are considered “nonqualified deferred compensation” under Code Section 409A to which you otherwise become entitled under this letter agreement or the Restrictive Covenants Agreement in connection with your termination of employment, shall be made or provided to you prior to the earlier of (i) the expiration of the six (6) month period measured from the date of your “separation from service” with the Company (as such term is defined in Code Section 409A) or (ii) the date of your death, if you are deemed at the time of such separation from service to be a “specified employee” under Code Section 409A. Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 6(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement or the Restrictive Covenants Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

c.    All expenses or other reimbursements under this letter agreement shall be made promptly following submission of required documentation, and in any case on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com

(provided that if any such reimbursements constitute taxable income to you, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (ii) no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year, provided, that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Internal Revenue Code solely because such expenses are subject to a limit related to the period the arrangement is in effect.

d.    For purposes of Code Section 409A, your right to receive any installment payment pursuant to this letter agreement shall be treated as a right to receive a series of separate and distinct payments. Neither you nor the Company shall have the right to accelerate or defer the delivery of any payments or benefits under this letter agreement or the Restrictive Covenants Agreement except to the extent specifically permitted or required by Section 409A. Whenever a payment under this letter agreement or the Restrictive Covenants Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company. Notwithstanding any other provision of this letter agreement to the contrary, in no event shall any payment under this letter agreement or the Restrictive Covenants Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to you unless otherwise permitted by Code Section 409A.

7.    Resolution of Disputes. Any controversy or claim arising out of or relating to your employment, this letter agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration in Boston, Massachusetts before a single arbitrator (applying Massachusetts law), in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association (“AAA”) as modified by the terms and conditions of this Section 7; provided, however, that provisional injunctive relief (including without limitation under the Restrictive Covenants Agreement) may, but need not, be sought in a court of law before or while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the arbitrator. The arbitrator shall be selected by mutual agreement of the parties or, if the parties cannot agree, by striking from a list of arbitrators supplied by AAA. The arbitrator shall issue a written opinion revealing, however briefly, the essential findings and conclusions upon which the award is based. Final resolution of any dispute through arbitration may include any remedy or relief, which the arbitrator deems just and equitable. Any award or relief granted by the arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com

The parties acknowledge that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this letter agreement or your employment.

The Company shall pay the arbitrator’s fees and arbitration expenses and any other costs associated with the arbitration or arbitration hearing that are unique to arbitration. The Company and you each shall separately pay its or your own deposition, witness, expert and attorneys’ fees and other expenses as and to the same extent as if the matter were being held in court unless otherwise provided by law. The arbitrator shall have the sole and exclusive power and authority to decide any and all issues of or related to whether this letter agreement or any provision of this letter agreement is subject to arbitration.

8.    No Inconsistent Obligations. By accepting this offer of employment, you represent and warrant to the Company that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations set forth in this letter agreement or that would be violated by your employment by the Company. You agree that you will not take any action on behalf of the Company or cause the Company to take any action that will violate any agreement that you have with a prior employer.

9.    Section 280G. Anything in this letter to the contrary notwithstanding, in the event that the amount of any compensation, payment, acceleration, benefit or distribution by the Company to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this letter or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Applicable Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Applicable Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Applicable Payments shall not exceed the Threshold Amount (as defined below). In the event Applicable Payments are required to be reduced, the Applicable Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits. For purposes of this letter, “Threshold Amount” shall mean three times your “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

10.    Miscellaneous.

a.    This letter agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

b.    The Company may only assign this letter agreement to a successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the

Imara, Inc. 700 Technology Square, 3rd Floor Cambridge, MA 02139 USA Info@Imaratx.com +1 617 231-6021 www.imaratx.com business and/or assets of the Company, provided, that such successor expressly agrees to assume and perform this letter agreement in the same manner and to the same extent that the Company would have been required to perform it if no such assignment had taken place, and the term “Company” shall include any such successor that assumes and agrees to perform this letter agreement, by operation of law or otherwise.

c.    No provision of this letter agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be designated by the Board (other than you). No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

d.    The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to the choice of law principles thereof.

e.    This letter agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements, discussions and/or understandings relating to the subject matter hereof, including without limitation the Former Letter Agreement, provided, and for the avoidance of doubt, that nothing herein supersedes the Restrictive Covenants Agreement, the Plan or any Option Agreement, which remain in force and effect in accordance with their terms.

f.    Please accept all of the terms as set forth herein by signing and returning this letter agreement.

Sincerely,

IMARA INC.

By:	/s/ Rahul D. Ballal
Name:	Rahul D. Ballal, PhD
Title:	Chief Executive Officer

Agreed: /s/ Willem Scheele
Willem Scheele

Date: June 27, 2019

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